HypoVereinsbank

Member of
UniCredit Group

07025363

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

CFI - Investor Relations
Kaevan Gazdar
80311 Munich
Telephone (089)378-26859
Telefax (089)378-24083

Munich, July 3rd, 2007

Hypotheken Und Wechsel Bank

Re: Bayerische ~~Hypo- und Vereinsbank AG~~ („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated July 3rd, 2007 commenting on HypoVereinsbank sells securities and custodial activities to CACEIS

You will receive the items listed above in both the German and the English language.

RECEIVED ... 2007 ... PROCESSING SECTION

Very truly yours,

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

By: [signature]
Name: Dr. Regine Angermeyer-Naumann
Title: Head of Investor Relations

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

By: [signature]
Name: Kaevan Gazdar
Title: IR Manager

Enclosures

dlw 7/19

HypoVereinsbank Member of UniCredit Group

caceis INVESTOR SERVICES

INVESTOR RELATIONS RELEASE

JULY 3RD, 2007

HypoVereinsbank sells securities and custodial activities to CACEIS

CACEIS, the French securities services provider, will take over the securities and custodial services of HypoVereinsbank (HVB), effective at the end of 2007. Today, both companies signed an agreement to this effect. CACEIS and HVB have been conducting exclusive negotiations since mid-March 2007. The agreement is subject to the consent of the competent regulatory authorities.

Matthias Sohler, Management Board Member and Chief Operating Officer of HVB stated: "In CACEIS, we have found a strong strategic partner which has excellent knowledge of the international custodial business. We can thus ensure that the quality and service provided in this important segment of securities and custodial activities continue to be maintained at a high standard. Through the sale of these activities, we are at the same time realising tangible and sustainable cost savings in the operative area and can focus more strongly on our core competencies."

François Marion, Chaiman of the Management Board of CACEIS:" For CACEIS, the acquisition of HVB securities and custodial activities is part of our strategy of targeted international acquisition growth. This operation is an excellent opportunity for us, since HVB represents a solid actor in the German securities business, with a significant market share. For CACEIS it is a major step in the international expansion of our business and a first step in providing a comprehensive asset servicing in Germany. CACEIS intends to provide high quality of services to institutional clients in the German market. HVB customers will continue to receive securities services in the accustomed quality and scope. In addition, they will benefit from the size and product breadth of CACEIS."

CACEIS will establish its German custody business in Munich. In this regard, the French bank will take over Financial Services Markets Bank GmbH (FMSB), a HVB subsidiary which has been providing these services to HVB thus far. With effect from year-end 2007, FMSB will

INVESTOR RELATIONS RELEASE **3. JULI 2007**

HypoVereinsbank veräußert Wertpapierabwicklung und –verwahrung an CACEIS

Der französische Finanzdienstleister CACEIS wird bis zum Jahresende 2007 die Wertpapierabwicklung und -verwahrung der HypoVereinsbank (HVB) übernehmen. Beide Unternehmen haben heute einen entsprechenden Vertrag unterzeichnet. CACEIS und HVB haben bereits seit Mitte März 2007 exklusive Verhandlungen geführt. Der Vertrag steht unter dem Vorbehalt der Zustimmung durch die Aufsichtsbehörden.

Matthias Sohler, Vorstand und Chief Operating Officer der HVB: "Mit CACEIS haben wir einen starken strategischen Partner gefunden, der über hervorragende Kenntnisse im internationalen Custody-Geschäft verfügt. So können wir sicherstellen, dass Qualität und Service im wichtigen Bereich der Wertpapierabwicklung und –verwahrung auf hohem Niveau bleiben wird. Gleichzeitig realisieren wir durch den Verkauf dieser Aktivitäten spürbare und nachhaltige Kosteneinsparungen im operativen Bereich und können uns verstärkt auf unsere Kernkompetenzen fokussieren."

Dazu François Marion, Vorstandsvorsitzender von CACEIS: „Für CACEIS versteht sich die Übernahme des Wertpapier- und Depotgeschäfts der HVB als Bestandteil unserer Wachstumsstrategie, die auf gezielte internationale Akquisitionen beruht. Dieses Geschäft ist eine ausgezeichnete Gelegenheit für uns, da sich die HVB als solider Anbieter im deutschen Wertpapiergeschäft etabliert hat und bedeutende Marktanteile erwerben konnte. Für CACEIS ist dies eine wichtige Maßnahme zur Förderung unserer Geschäftsexpansion weltweit und der erste Schritt zur Bereitstellung eines umfassenden Dienstleistungsangebots im Bereich Vermögensverwaltung in Deutschland. CACEIS beabsichtigt, institutionellen Kunden im deutschen Markt qualitativ hochwertige Dienstleistungen anzubieten. Die Kunden der HVB werden weiterhin einen Wertpapier-Service in gewohnter *Qualität* und im üblichen Umfang erhalten. Außerdem werden sie von der Größe und Produktbreite von CACEIS profitieren."

CACEIS wird das deutsche Custody-Geschäft in München ansiedeln. Dazu übernimmt die französische Bank die HVB-Tochter Financial Markets Service Bank GmbH (FMSB), die diese Aktivitäten bislang für die HVB ausübte. Die FMSB wird zum Jahresende 2007 in CACEIS Bank Deutschland GmbH umfirmiert. Den rund 500 FMSB-Mitarbeitern an den beiden Standorten München und Hamburg wurde eine Arbeitsplatzgarantie bis Ende 2009 zugesichert. Beide Standorte werden von CACEIS nach Abschluss der Verkaufsverhandlungen mindestens fünf Jahre lang betrieben.

Lehman Brothers war alleiniger Finanzberater der HVB bei dieser Transaktion, während CACEIS exklusiv von Lazard and Calyon beraten wurde.

Investor Relations:
Regine.Angermeyer-Naumann@hvb.de ☎ +49-89-378 27602
Fax ☎ +49-89-378 24083
Web Site: http://www.hvb.com/ir

END